U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q   [ ] Form N-SAR

For period ended: February 28, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

                              PART I
                      REGISTRANT INFORMATION

Full Name of Registrant:   Interactive Marketing Technology, Inc.

Address of Principal Executive Office:  5120 Whitsett Avenue
City, State and Zip Code:               Valley Village, California 91607

                             PART II
                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form 1-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III
                            NARRATIVE

Management has been unable to review the financial statements for the year ended February 28, 2002 within such time period as to allow the timely filing of this annual report.


                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Martin Goldrod   (818) 766-5440

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No


Interactive Marketing Technology, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.


                                /s/ Martin Goldrod
Date: May 29, 2002          By:________________________________
                               Martin Goldrod, Secretary and Director